

Mail Stop 7010

May 28, 2009

Mr. Franco Baseotto
Executive Vice President, CFO and Treasurer
Foster Wheeler AG
Perryville Corporate Park
Clinton, NJ 08809

> **RE: Form 10-K for the fiscal year ended December 26, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 26, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 50

2. We note your disclosure on page 98 that your senior credit agreement contains financial covenants requiring you not to exceed a total leverage ratio, which compares total indebtedness to EBITDA, and to maintain a minimum interest coverage ratio, which compares EBITDA to interest expense. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

3. Based on your disclosure on page 44, it appears that you adjust EBITDA for certain unusual and infrequent items specifically excluded in the terms of your current and prior senior credit agreements. As such, please retitle what you currently call EBITDA. One choice may be to call it adjusted EBITDA. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Application of Critical Accounting Estimates, page 62

Goodwill and Intangible Assets, page 69

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

- We note your disclosure that impairment losses may be recorded in your Global Power Group's European operations. Please enhance your disclosure to further address the possible impairment of this reporting unit. Discuss the assets that are at risk, the fair value compared to the carrying value of the reporting unit as of the most recent period, and management's plans for dealing with the adverse effects of the current conditions and events.

Income Taxes, page 70

5. Please enhance your disclosure to discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was necessary for a significant portion of your deferred tax assets as of December 26, 2008. Refer to paragraphs 20 to 25 of SFAS 109.

Item 8 – Financial Statements and Supplementary Data, page 74

Note 11 – Preferred Shares, page 111

6. We note that the preferred shares have the right to receive dividends and other distributions, including liquidating distributions, on an as-if-converted basis when and if declared and paid on the common shares. As such, please tell us what consideration you gave to including the preferred shares in your earnings per share computations. Refer to SFAS 128 and EITF 03-6.

Note 13 – Common Stock Purchase Warrants, page 115

7. You disclose that in connection with the Redomestication and in accordance with the terms of your warrant agreement, you extended the expiration date of your Class A warrants from September 24, 2009 to October 2, 2009 as a result of the periods from January 27, 2009 until January 30, 2009 and February 3, 2009 until February 6, 2009 when the warrants were not exercisable. Please tell us how you accounted for the extension of the expiration date of your warrants, as well as the fair values of the warrants before and after the extension. Refer to paragraph 51 of SFAS 123(R).

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

8. Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X. Please advise or revise accordingly.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief